

June 21, 2011

Nicholas S. Schorsch
Chief Executive Officer
American Realty Capital Daily Net Asset Value Trust, Inc.
405 Park Avenue
New York, New York 10022

> **Re:** **American Realty Capital Daily Net Asset Value Trust, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-11**
> **Filed June 9, 2011**
> **File No. 333-169821**

Dear Mr. Schorsch:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note you changed your name to American Realty Capital Daily Net Asset Value Trust, Inc. and your cover page disclosure that, until the date that the escrow agent has released investors' funds upon the raising of the minimum offering amount and you have acquired your first property, your per share purchase price will be fixed. Please clarify how long you expect it will take to reach the minimum and acquire your first property. In addition, please revise your disclosure on page 4 to clarify that, until the end of the escrow period and the acquisition of the first property, the initial price will be fixed.

2.   We note your statement on page 5 that your published NAV may not fully reflect the economic impact of certain extraordinary events on your portfolio because you may not be able to fully reflect the economic impact of certain extraordinary events on your portfolio. Please tell us how what steps you intend to take if you believe that your published NAV may not fully reflect the economic impact of certain extraordinary events.

3.   We note your disclosure on page that, as of September 30, 2010, the advisor has paid no organizational and offering expenses on your behalf. Please update this disclosure and clarify whether any amounts have been accrued.

Prior Performance Summary, page 140

4.   We note your response to comment 2 of our comment letter dated June 3, 2011 and re-issue the comment in part. On page 148, please quantify the fees waived by ARCT's affiliated advisor and property manager.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Folake K. Ayoola, Attorney-Advisor, at (202) 551-3673 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Peter M. Fass, Esq.
    Proskauer Rose LLP
    Via facsimile (212) 969-2900